Headwaters Incorporated

10701 South River Front Parkway, Suite 300

South Jordan, UT 84095

June 3, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0510

Attention:            Edward M. Kelly

Re:	Headwaters Incorporated
Registration Statement on Form S-4 (File No. 333-193756)
Request for acceleration of effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, Headwaters Incorporated, on behalf of itself and the Guarantor Registrants named in the above-referenced Registration Statement (collectively, the “Company”), hereby requests that the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”), relating to the exchange of a new series of 7¼% Senior Notes due 2019 for all of the Company’s outstanding 7¼% Senior Notes due 2019, be accelerated to 4:00 P.M., Eastern Daylight Time, on June 5, 2014, or as soon thereafter as may be practicable.

The Company acknowledges that:

•                    Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                    The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                    The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statement.

Very truly yours,

HEADWATERS INCORPORATED

By:	/s/ D. Kerry Stubbs
D. Kerry Stubbs
Vice President of Financial Reporting

cc:              Harlan M. Hatfield, Vice President and General Counsel of Headwaters Incorporated

Linda C. Williams, Esq., Pillsbury Winthrop Shaw Pittman LLP

David E. Lillevand, Esq., Pillsbury Winthrop Shaw Pittman LLP